FILE NO:  333-60393
                                                                   CIK # 1025259

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                               AMENDMENT NO. 1 TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.  Exact name of Trust:  VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 113

B.  Name of Depositor:    VAN KAMPEN FUNDS INC.

C.  Complete address of Depositor's principal executive offices:

    One Parkview Plaza
    Oakbrook Terrace Illinois 60181

D.  Name and complete address of agents for service:

    CHAPMAN AND CUTLER                   VAN KAMPEN FUNDS INC.
    Attention:  Mark J. Kneedy           Attention:  Don G. Powell, Chairman
    111 West Monroe Street               One Parkview Plaza
    Chicago, Illinois  60603             Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of undivided fractional beneficial interests.

F.  Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
--------------------------------------------------------------------------------

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                      VAN KAMPEN EQUITY OPPORTUNITY TRUST
                                   SERIES 113
                              CROSS REFERENCE SHEET

                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                             FORM S-6
ITEM NUMBER                                                HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

 1.     (a)  Name of trust                   ) Prospectus Front Cover Page

        (b)  Title of securities issued      ) Prospectus Front Cover Page

 2.     Name and address of Depositor        ) Summary of Essential Financial
                                             )   Information
                                             ) Trust Administration

 3.     Name and address of Trustee          ) Summary of Essential Financial
                                             )   Information
                                             ) Trust Administration

 4.     Name and address of principal        ) Trust Administration
          underwriter

 5.     Organization of trust                ) The Trusts

 6.     Execution and termination of         ) The Trusts
          Trust Indenture and Agreement      ) Trust Administration

 7.     Changes of Name                      ) *

 8.     Fiscal year                          ) *

 9.     Material Litigation                  ) *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.     General information regarding        ) The Trusts
          Trust's securities and             ) Taxation
          rights of security holders         ) Public Offering
                                             ) Rights of Unitholders
                                             ) Trust Administration
                                             ) Risk Factors

11.     Type of securities comprising        ) Prospectus Front Cover Page
          units                              ) The Trusts
                                             ) Risk Factors

12.     Certain information regarding        ) *
          periodic payment certificates      )

13.     (a)  Loan, fees, charges and expenses) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             )   Information
                                             ) Trust Operating Expenses
                                             ) Public Offering
                                             ) Rights of Unitholders

        (b)  Certain information regarding   )
               periodic payment plan         ) *
               certificates                  )

        (c)  Certain percentages             ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             )  Information
                                             ) Public Offering
                                             ) Rights of Unitholders

        (d)  Certain other fees, expenses or ) Trust Operating Expenses
               charges payable by holders    ) Rights of Unitholders

        (e)  Certain profits to be received  ) Public Offering
               by depositor, principal       )
               underwriter, trustee or any   )
               affiliated persons            )

        (f)  Ratio of annual charges         ) *
               to income                     )

14.     Issuance of Trust's securities       ) Rights of Unitholders

15.     Receipt and handling of payments     ) *
          from purchasers                    )

16.     Acquisition and disposition of       ) The Trusts
          underlying securities              ) Rights of Unitholders
                                             ) Trust Administration

17.     Withdrawal or redemption             ) Rights of Unitholders
                                             ) Trust Administration
18.     (a)  Receipt and disposition         ) Prospectus Front Cover Page
               of income                     ) Rights of Unitholders

        (b)  Reinvestment of distributions   ) *

        (c)  Reserves or special funds       ) Trust Operating Expenses
                                             ) Rights of Unitholders
        (d)  Schedule of distributions       ) *

19.     Records, accounts and reports        ) Rights of Unitholders
                                             ) Trust Administration

20.     Certain miscellaneous provisions     ) Trust Administration
          of Trust Agreement                 )

21.     Loans to security holders            ) *

22. Limitations on liability                 )
                                             ) Trust Administration
23.     Bonding arrangements                 ) *

24.     Other material provisions of         ) *
        Trust Indenture Agreement            )

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.     Organization of Depositor            ) Trust Administration

26.     Fees received by Depositor           ) *

27.     Business of Depositor                ) TrustAdministration

28.     Certain information as to            ) *
          officials and affiliated           )
          persons of Depositor               )

29.     Companies owning securities          ) *
          of Depositor                       )
30.     Controlling persons of Depositor     ) *

31.     Compensation of Officers of          ) *
          Depositor                          )

32.     Compensation of Directors            ) *

33.     Compensation to Employees            ) *

34.     Compensation to other persons        ) *

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's securities   ) Public Offering
          by states                          )

36.     Suspension of sales of trust's       ) *
          securities                         )
37.     Revocation of authority to           ) *
          distribute                         )

38.     (a)  Method of distribution          )
                                             )
        (b)  Underwriting agreements         ) Public Offering
                                             )
        (c)  Selling agreements              )

39.     (a)  Organization of principal       ) *
               underwriter                   )

        (b)  N.A.S.D. membership by          ) *
               principal underwriter         )

40.     Certain fees received by             ) *
          principal underwriter              )

41.     (a)  Business of principal           ) Trust Administration
               underwriter                   )

        (b)  Branch offices or principal     ) *
               underwriter                   )

        (c)  Salesmen or principal           ) *
               underwriter                   )

42.     Ownership of securities of           ) *
          the trust                          )

43.     Certain brokerage commissions        ) *
          received by principal underwriter  )

44.     (a)  Method of valuation             ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             )   Information
                                             ) Trust Operating Expenses
                                             ) Public Offering
        (b)  Schedule as to offering         ) *
               price                         )

        (c)  Variation in offering price     ) *
               to certain persons            )

46.     (a)  Redemption valuation            ) Rights of Unitholders
                                             ) Trust Administration
        (b)  Schedule as to redemption       ) *
               price                         )

47.     Purchase and sale of interests       ) Public Offering
          in underlying securities           ) Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of       ) Trust Administration
          trustee                            )

49.     Fees and expenses of trustee         ) Summary of Essential Financial
                                             )   Information
                                             ) Trust Operating Expenses

50.     Trustee's lien                       ) Trust Operating Expenses

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.     Insurance of holders of trust's      )
          securities                         ) *

52.     (a)  Provisions of trust agreement   )
               with respect to replacement   ) Trust Administration
               or elimination portfolio      )
               securities                    )

        (b)  Transactions involving          )
               elimination of underlying     ) *
               securities                    )

        (c)  Policy regarding substitution   )
               or elimination of underlying  ) Trust Administration
               securities                    )

        (d)  Fundamental policy not          ) *
               otherwise covered             )

53.     Tax Status of trust                  ) Taxation

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54.     Trust's securities during            ) *
          last ten years                     )

55.                                          )
56.     Certain information regarding        ) *
57.       periodic payment certificates      )
58.                                          )

59.     Financial statements (Instructions   ) Report of Independent Certified
          1(c) to Form S-6)                  )   Public Accountants
                                             ) Statements of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required

         The information in this prospectus is not complete and may be changed. No person may sell Units of the Trusts until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting and offer to buy Units in any state where the offer or sale is not permitted.

                  PRELIMINARY PROSPECTUS DATED AUGUST 26, 1998
                             SUBJECT TO COMPLETION

                              JOSEPHTHAL & CO. INC.

FINANCIAL INSTITUTIONS GROWTH & CONSOLIDATION TRUST, YEAR 2001 SERIES

--------------------------------------------------------------------------------
   Van Kampen Equity Opportunity Trust, Series 113 includes the unit investment trust described above (the "Trust"). The Trust seeks to increase the value of your Units by investing in a diversified portfolio of common stocks of regional banks and thrifts. Of course, we cannot guarantee that the Trust will achieve its objective.

    The Units are not deposits or obligations of any bank or government agency and are not guaranteed.

                                OCTOBER __ , 1998

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

    The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                OCTOBER __ , 1998

PUBLIC OFFERING PRICE

Aggregate value of Securities per Unit (1)                           $      9.65
Sales charge                                                                0.35
  Less deferred sales charge                                                0.25
Public offering price per Unit (2)                                   $     10.00

TRUST INFORMATION
Initial number of Units (3)
Aggregate value of Securities (1)                                    $
Estimated initial distribution per Unit (4)                          $
Estimated annual dividends per Unit (4)                              $
Redemption price per Unit (5)                                        $

GENERAL INFORMATION
Initial Date of Deposit                                          October 1, 1998
Mandatory Termination Date                                       October 1, 2001
Record Dates                                      Tenth day of June and December
Distribution Dates                         Twenty-fifth day of June and December

--------------------------------------------------------------------------------
(1)Each Security is valued at the last closing sale price on its principal trading exchange or, if not listed, at the last asked price on the day before the Initial Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period. The estimated amount is described on the next page.
(2)The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts.
(3)The number of Units may be adjusted so that the Public Offering Price per Unit equals $10 at the Evaluation Time on the Initial Date of Deposit. The number of Units and fractional interest of each Unit will increase or decrease to the extent of any adjustment.
(4)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".
(5)The redemption price is reduced by any remaining deferred sales charge. The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period. See "Rights of Unitholders--Redemption of Units".

                                    FEE TABLE

TRANSACTION FEES (AS % OF OFFERING PRICE)
Initial sales charge (1).....................................          1.00%
Deferred sales charge (2)....................................          2.50%
                                                                  ----------
Maximum sales charge ........................................          3.50%
                                                                  ==========
Maximum sales charge on reinvested dividends.................          2.50%
                                                                  ==========

ESTIMATED ORGANIZATIONAL COSTS PER UNIT (3)..................    $
                                                                  ==========
ESTIMATED ANNUAL EXPENSES PER UNIT
Trustee's fee and operating expenses.........................    $
Evaluation fees..............................................    $   0.00250
Supervisory fees.............................................    $   0.00350
                                                                  ----------
Estimated annual expenses per Unit...........................    $
                                                                  ==========
ESTIMATED COSTS OVER TIME
One year.....................................................    $
Three years..................................................    $
Five years...................................................            N/A
Ten years....................................................            N/A

   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest your Trust distributions at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------
(1)The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.
(2)The deferred sales charge is actually equal to $0.25 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily and is assessed from February __ , 1999 through September __ ,1999.
(3)You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.

FINANCIAL INSTITUTIONS GROWTH & CONSOLIDATION TRUST

   The Trust seeks to increase the value of your Units over time by investing in a diversified portfolio of common stocks of regional banks and thrifts selected by Josephthal & Co. Inc. The Trust may offer the potential to benefit from the increased merger and acquisition activity that has recently characterized the banking industry.

    Frank J. Barkocy selected the stocks for the portfolio. Mr. Barkocy is a managing director and analyst at Josephthal. With over thirty years of experience, Mr. Barkocy is a nine-time Institutional Investor All-American and a 1998 Wall Street Journal All-Star Analyst. Mr. Barkocy will be primarily responsible for supervising the Trust with performance tracking provided by Josephthal's John J. Regan.

   The financial institutions industry, made up of commercial banks and thrifts, has, in recent years, become a growing focal point for both institutional and retail investors, many of whom have been rewarded for positioning in this industry sector. Josephthal believes that there is strong justification for investors to stay concentrated in the financial institutions industry over time and cite several factors for this investment posture:

        o  Attractive fundamental dynamics
        o  Deregulation of the banking sector
        o  Steady economic growth
        o  Strong credit quality
        o  An increased number of consolidations and mergers
        o  Growing assets under management
        o  Increased demand for private banking and asset management
        o  Technology-driven operational efficiencies
        o  Low inflationary expectations
        o  Reasonable valuations
        o  Demographic shifts that demand wide-ranging investment products

    ABOUT JOSEPHTHAL. Josephthal & Co. Inc. acts as the Underwriter and Supervisor of the Trust. Josephthal has been involved in investment banking since 1910. Josephthal is a member of the New York Stock Exchange and other principal exchanges, the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). You can contact us at
(212) 907-4000 or visit our website at www.josephthal.com.

    As with any investment, we cannot guarantee that the Trust will achieve its objective or that current trends in the banking industry will continue. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                              CURRENT             COST OF
NUMBER                                                    MARKET VALUE        DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)*                       PER SHARE (2)       YIELD (3)           TO TRUST (2)
----------      -----------------------------------       ---------------     -----------         -------------
                Andover Bancorp, Inc.
                BankAtlantic Bancorp
                BB&T Corp.
                Chittenden Corp.
                City National Corp.
                Columbia Bancorp
                Commerce Bancshares, Inc.
                Commercial Bancshares
                Cullen/Frost Bankers, Inc.
                D&N Financial Corp.
                Dime Bancorp
                First Tennessee National Corp.
                First Virginia Banks, Inc.
                Hibernia Corp.
                HUBCO, Inc.
                Huntington Bancshares
                Keystone Financial, Inc.
                MAF Bancorp, Inc.
                Roslyn Bancorp
                South Trust Corporation
                Sovereign Bancorp, Inc.
                St. Paul Bancorp
                Summit Bancorp
                UST Corp.
                Webster Financial Corporation

----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolio".

*NOTE: Josephthal currently anticipates that it will include the securities listed above in the portfolio. The actual portfolio is subject to change at the Initial Date of Deposit.

NOTES TO PORTFOLIO

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on October __ , 1998 and have a settlement date of October __ , 1998 (see "The Trust").

   (2) The market value of each Security is based on the closing sale price on the applicable exchange or, if not listed, the last asked price on the day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                        PROFIT
                     COST TO                           (LOSS) TO
                     SPONSOR                            SPONSOR
                 --------------                     --------------
                 $                                  $

   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading on the day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.

   THE SECURITIES

   A brief description of each of the issuers of the Securities is listed below.

   BANKS

   BB&T Corp. (BBK). BB&T Corp., headquartered in Winston-Salem, North Carolina, had $31.5 billion in assets and $2.4 billion in shareholders' equity at June 30, 1998. The company currently operates 518 banking offices in the Carolinas and Virginia, ranking first in deposit share in North Carolina. BB&T Corp. has received shareholders' approval to acquire Maryland Federal Bancorp, Inc.

    Chittenden Corp. (CHZ). Chittenden Corp. is a diversified $2.0 billion in assets commercial bank holding company operating 47 branch locations throughout Vermont and Western and Central Massachusetts. Headquartered in Burlington, Vermont, Chittenden Corp. offers a complete array of banking services to selective commercial, individual and public sector customers in New England, New York State and Quebec through its three banking subsidiaries. Specialized businesses operate in additional markets.

   City National Corp. (CYN). City National Corp., headquartered in Beverly Hills, California, is the largest independent banking company in Southern California. At the end of the second quarter of 1998, City National had $5.6 billion in assets and operated 37 branches, primarily in Los Angeles. The company's business focus is on small-to-mid-sized companies and entrepreneurs in such sectors as entertainment, technology, real estate, trade and tourism.

   Columbia Bancorp (CBMC). Columbia Bancorp is headquartered in Columbia, Maryland and is the holding company and parent company of the Columbia Bank, a commercial bank. The Columbia Bank operates thirteen banking offices which provide a full range of financial services to consumers and businesses. At June 30, 1998, Columbia Bancorp had assets of about $408 million and total shareholders' equity of $36.8 million.

   Commerce Bancshares, Inc. (CBSH). Commerce Bancshares, Inc., headquartered in Kansas City, Missouri, is a bank holding company with assets of $10.3 billion at the end of the second quarter of 1998. The company offers a full line of banking services, including investment management and securities brokerage. Commerce Bancshares operates in approximately 280 locations in Missouri, Illinois and Kansas and has operating subsidiaries involved in mortgage banking, credit related insurance, venture capital and real estate activities.

   Commercial Bancshares (CLBK). Commercial Bancshares, based in Miami, Florida, is the parent company of Commercial Bank of Florida, an approximately $400 million in assets, state-chartered, FDIC-insured commercial bank. The bank operates 14 branches in Dade and Broward Counties, Florida.

    Cullen/Frost Bankers, Inc. (CFR). Cullen/Frost Bankers, Inc. is a multi-bank holding company headquartered in San Antonio, Texas. At June 30, 1998, Cullen/Frost had assets of $6.4 billion. Through its member banks-Frost Bank and United States National Bank-the corporation has 76 financial centers across Texas.

   First Tennessee National Corp. (FTEN). First Tennessee National Corp., headquartered in Memphis, Tennessee, is a nationwide, diversified financial services institution and is one of the 50 largest bank holding companies in the United States in asset size and market capitalization. Assets, at June 30, 1998, totaled $16.6 billion. Banking and other financial services are provided through the regional banking group and three national lines of business: FT Mortgage Companies, First Tennessee Capital Markets and transaction processing.

    First Virginia Banks, Inc. (FVB). First Virginia Banks, Inc. is headquartered in Falls Church, Virginia and has assets of about $9.3 billion. There are 15 banks in the First Virginia group operating 390 branches primarily in Virginia as well as in Maryland and East Tennessee. First Virginia also has operating subsidiaries that provide mortgages, insurance, and automobile lending and leasing.

    Hibernia Corp. (HIB). Hibernia Corp. is a New Orleans-headquartered bank holding company. Following completion of pending acquisitions in Louisiana and Texas, Hibernia will be a $13.4 billion in assets organization with 251 banking locations in 34 Louisiana parishes and nine Texas counties. It would be either first, second or third in deposit market share in 32 Louisiana parishes and five Texas counties. Hibernia's Louisiana markets represent approximately 82% of the state's population and 86% of its deposits.

   HUBCO, Inc. (HUBC). HUBCO, Inc at June 30, 1998, was a $5.1 billion in assets bank holding company headquartered in Mahwah, New Jersey, which owned commercial banks in New Jersey and Connecticut and recently entered New York markets through acquisitions and branch purchases. After closing all pending acquisitions, HUBCO will have approximately 160 offices with total assets of about $6.5 billion and be the second largest financial institution headquartered in New Jersey.

   Huntington Bancshares (HBAN). Huntington Bancshares is a regional bank holding company headquartered in Columbus, Ohio with assets in excess of $28 billion. The company provides innovative products and services through its more than 600 offices in Florida, Georgia, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina and West Virginia. Huntington also offers 24-hour phone banking and has more than 1300 ATMs and a Web Bank.

   Keystone Financial, Inc. (KSTN). Keystone Financial, Inc., based in Harrisburg, Pennsylvania, is the fourth largest bank holding company headquartered in Pennsylvania. The corporation has assets of approximately $6.9 billion and 7 member banks which together operate nearly 200 offices in Pennsylvania, Maryland and Virginia. Keystone also operates a company providing investment management services, a retirement benefits services firm, a leasing operation and a phone center.

   South Trust Corporation (SOTR). South Trust Corporation, headquartered in Birmingham, Alabama, had total assets of more than $34 billion at June 30, 1998. The company operates 585 offices in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. South Trust offers a complete array of banking and other related financial services to commercial and retail customers.

   Summit Bancorp (SUB). Summit Bancorp is a regional bank holding company headquartered in Princeton, New Jersey, with approximately $31.0 billion in assets and $22.0 billion in deposits. Through its banking subsidiaries, it operates 435 traditional and supermarket branches in New Jersey and eastern Pennsylvania and 600 automated teller machines. The company provides services to individuals, businesses, not-for-profit organizations, government entities and other financial institutions through its commercial and retail banking, investment management and private banking lines of business.

   UST Corp. (USTB). UST Corp. is a Boston-based holding company with $3.9 billion in assets at June 30, 1998. It serves as the parent company to USTrust and United States Trust Company. Through its existing subsidiaries, UST Corp. operates a total of 72 banking offices throughout eastern Massachusetts and provides a broad range of financial services, principally to individuals and small-and-medium-sized companies in New England. Completion of a pending acquisition would add another 13 branches in eastern Massachusetts.

   THRIFTS

    Andover Bancorp, Inc. (ANDB). Andover Bancorp, Inc. is the multi-bank holding company parent of Andover Bank and Andover Bank NH. At June 30, 1998, the holding company had $1.4 billion in assets. Andover Bank is a Massachusetts-chartered savings bank headquartered in Andover, Massachusetts, approximately 25 miles north of downtown Boston and operates 10 banking offices in that state. Andover Bank NH is a guaranty savings bank with banking offices in Londonderry and Salem, New Hampshire. A leasing subsidiary, headquartered in Boston, was established late last year.

   BankAtlantic Bancorp (BBX). BankAtlantic Bancorp, headquartered in Fort Lauderdale, Florida, is the holding company for BankAtlantic, the largest financial institution based in Florida, with assets of $3.8 billion. BankAtlantic operates 65 branches across Florida, including 12 full-service branches located in Wal (R)Mart Supercenter Stores. It also operates a network of 250 ATMs in Florida and has ATMs abroad Carnival, Celebrity and Royal Caribbean cruise liners. BankAtlantic has acquired Ryan, Beck & Co.

   D&N Financial Corp. (DNFC). D&N Financial Corp., dual headquartered in Troy and Hancock, Michigan, is a $1.9 billion in asset banking company with 46 financial services offices throughout Michigan, with a focus on the growing Southeast Michigan market. The company provides a broad array of products and services to meet the needs of its customers throughout its network of community banks and also provides investment and insurance services through a subsidiary. D&N Financial is the second largest savings bank in Michigan.

   Dime Bancorp (DME). Dime Bancorp., headquartered in New York City, is the parent of the Dime Savings Bank of New York, FSB, a regional bank serving customers and businesses through 91 branches in the New York City metropolitan area. Directly and through the over 200 offices of its North American Mortgage Company subsidiary, Dime provides consumer financial services and mortgage banking services in selected markets in 37 states throughout the United States. Dime Bancorp had assets of about $21.1 billion at June 30, 1998.

   MAF Bancorp, Inc. (MAFB). MAF Bancorp, Inc., headquartered in Clarendon Hills, Illinois, is the parent company of Mid American Bank, a federally chartered stock savings bank. The bank operates a network of 23 retail banking offices primarily in Chicago and its western suburbs. MAF Bancorp had total assets of $3.6 billion at the end of the second quarter of 1998.

   Roslyn Bancorp (RSLN). Roslyn Bancorp, headquartered in Roslyn, Long Island, New York, is the holding company for the Roslyn Savings Bank which operates eight full-service banking locations in Nassau and Suffolk. Rosyln National Mortgage Corp., a wholly owned subsidiary of the Bank, has 12 mortgage origination offices in New York, New Jersey, Connecticut, Delaware and Pennsylvania. Assets totaled $3.9 billion at June 30, 1998.

    St. Paul Bancorp (SPBC). St. Paul Bancorp is headquartered in Chicago, Illinois and is the parent of St. Paul Federal Bank for Savings, Illinois' largest independent savings institution. St. Paul Federal operates 65 branches throughout metropolitan Chicago and also provides discount brokerage, insurance, annuity, and real estate development services through other subsidiaries. St. Paul Bancorp had $4.6 billion in assets at June 30, 1998.

   Sovereign Bancorp, Inc. (SVRN). Sovereign Bancorp, Inc., headquartered in Wyomissing, Pennsylvania, has, proforma for pending acquisitions, about $21.0 billion in assets. It is the third largest bank headquartered in Pennsylvania and operates approximately 280 community banking offices in eastern Pennsylvania, northern Delaware and New Jersey.

   Webster Financial Corporation (WBST). Webster Financial Corporation, headquartered in Westbury, Connecticut, had total assets of $9.2 billion at June 30, 1998. It is the holding company for Webster Bank, which has the second largest deposit market share in Hartford and New Haven Counties and the leading deposit market share in Litchfield Bounty. Webster is also the second largest mortgage lender in Connecticut; Webster Trust, the bank's trust and investment management subsidiary, is the second largest bank trust company based in Connecticut.

   Of course, we cannot guarantee that any pending transactions described above will receive any necessary approval or will be completed. We cannot predict the impact of these transactions.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

    To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Equity Opportunity Trust, Series 113:

    We have audited the accompanying statement of condition and the related portfolio of Van Kampen Equity Opportunity Trust, Series 113 as of October __ , 1998. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

    We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Equity Opportunity Trust, Series 113 as of October __ , 1998, in conformity with generally accepted accounting principles.

                                   GRANT THORNTON LLP

   Chicago, Illinois
   October __ , 1998

                             STATEMENT OF CONDITION
                             AS OF OCTOBER __ , 1998

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                               $
                                                                   -----------
     Total                                                                   $
                                                                   ===========

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                                      $
     Deferred sales charge liability (3)
Interest of Unitholders--
     Cost to investors (4)
     Less: Gross underwriting commission and organizational
           costs (2)(4)(5)
                                                                   -----------
         Net interest to Unitholders (4)
                                                                   -----------
         Total                                                     $
                                                                   ===========

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(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.
(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.
(3)Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes the maximum sales charge.


THE TRUST
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   The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Josephthal & Co. Inc., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.

   The Trust offers the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities. The Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trust. Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" any additional securities deposited into the Trust.

   Additional Units may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trust's portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees.

   Each Unit initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   The Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The objective of the Trust is to provide capital appreciation by investing in a portfolio of actively traded equity securities of regional banks and thrifts. We cannot guarantee that the Trust will achieve its objective. The Securities were selected by Josephthal & Co. Inc. (the "Underwriter"). In selecting the Securities, the Underwriter considered the factors described under "Financial Institutions Growth & Consolidation Trust".

   The Underwriter uses the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Underwriter may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Trust pays for the Securities and the price received upon Unit redemptions or Trust termination.

   The Underwriter has acquired or may acquire the Securities for the Sponsor and may benefit from doing so. The Underwriter acts as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in the Securities. The Underwriter also issues reports and makes recommendations on the Securities. The Underwriter's research department may receive compensation based on commissions generated by research and/or sales of Units.

   You should note that the Underwriter applied the selection criteria to the Securities for inclusion in the Trust as of the Initial Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the portfolio.

RISK FACTORS
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   Price Volatility. The Trust invests in common stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of common stocks sometimes moves up or down rapidly and unpredictably. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time.

   Dividends. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   Banks and Thrifts. The Trust invests in the banking industry. Any negative impact on this industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of this industry before you invest. These issuers face risks related to general economic conditions, volatile interest rates, economic recession, competition from other financial services companies, government regulation and portfolio concentrations in geographic markets and in commercial and residential real estate loans. Changes in interest rates can significantly impact the operating results of financial institutions. Increased interest rates may increase a bank's interest income but may also increase the interest the bank pays on depository accounts and may lead to a decreased demand for loans. Lower interest rates may lead to increased prepayments on loans. If a loan is paid off early, the lending bank is subject to reinvestment risk to the extent that it is unable to reinvest the prepayments at rates which are comparable to the rates on the prepaid loans. Economic conditions in real estate markets can also significantly impact banks because they often invest substantial assets in loans secured by real estate.

   Federal and state laws regulate financial institutions extensively. Any increase or change in regulations could adversely affect banks and thrifts. In recent years, however, federal legislation has reduced certain barriers to interstate banking and branching by financial institutions. In addition, the Federal Reserve Board has liberalized regulations that limit the ability of nonbank subsidiaries of banks to engage in securities-related businesses. This and any future liberalization of banking regulations could result in increased competition which could negatively impact some companies. Banks also face significant competition from other financial companies that offer a broader array of products such as securities and brokerage companies, credit unions, mortgage banking companies and insurance companies.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The initial sales charge is equal to the difference between the maximum sales charge (3.50% of the Public Offering Price) and the deferred sales charge ($0.25 per Unit). You will pay a deferred sales charge of $0.25 per Unit as described in the "Fee Table". If any deferred sales charge payment date is not a business day, we will charge the payment to the Trust on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay the remaining portion of the deferred sales charge. The maximum sales charge assessed to each Unitholder is 3.50% of the Public Offering Price (3.627% of the aggregate value of the Securities). A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. Beginning on September __ , 1999, the secondary market sales charge will be ____ % and will not include deferred payments. This sales charge will reduce by 0.5% on each following September __ to a minimum of ____ %. The initial offering period sales charge is reduced as follows:


       Aggregate
     Dollar Amount
   of Units Purchased*                    Sales Charge
---------------------                     ----------------
   $50,000 - $99,999                          3.25%
  $100,000 - $249,999                         3.00
  $250,000 - $499,999                         2.75
 $500,000 - $999,999                          2.50
  $1,000,000 or more                          2.00
---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent.The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

   A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sales amount. If a purchase does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made.

   During the initial offering period, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of the Trust at the Public Offering Price per Unit less 1%.
   Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their spouses or children under 21 and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   The minimum purchase is 100 Units but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate in U.S. dollars as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.


       Aggregate                           Concession
     Dollar Amount                         or Agency
  of Units Distributed*                    Commission
---------------------                     ----------------
       Up to $49,999                          2.50%
   $50,000 - $99,999                          2.25
 $100,000 - $249,999                          2.00
  $250,000 - $499,999                         1.75
  $500,000 - $999,999                         1.50
   $1,000,000 or more                         1.25
---------------
*The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the distributor.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trust, the total concession or agency commission will amount to 2.50% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Trust, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

   Sponsor and Underwriter Compensation. The Underwriter will receive a gross sales commission equal to the total sales charge applicable to each transaction. The Sponsor will receive from the Underwriter the difference between the gross sales commission and an amount equal to the broker concessions or agency commissions described under "Unit Distribution". In addition, the Underwriter will receive additional compensation during the initial offering period of 0.05% of the Public Offering Price per Unit if it distributes at least $5 million and 0.12% of the Public Offering Price per Unit if it distributes at least $10 million. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor or Underwriter will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor or Underwriter and the cost of the Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor or Underwriter may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor or Underwriter. In maintaining a secondary market, the Underwriter will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor or Underwriter prior to the date of settlement for the purchase of Units may be used in the Sponsor's or Underwriter's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   An affilliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities. An affiliate may act as a specialist or market marker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Underwriter currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Underwriter may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Underwriter of any tendered of Units for redemption. If the Underwriter's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Underwriter may sell repurchased Units at the secondary market Public Offering Price per Unit.

   Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for qualified retirement plans is 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
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   Distributions. Dividends and any net proceeds from the sale of Securities received by a Trust will be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. You may also reinvest distributions in certain Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers or dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP. Unitholders will be subject to the remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Guaranteed Reinvestment Option Unithholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 2,500 or more Units of a Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses and sales charges of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate in U.S. dollars as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Certificates. Ownership of Units is evidenced by certificates unless a Unitholder makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
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   Portfolio Administration. The Trust is not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by the Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.

   To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which is sponsors.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. The Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. The Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination during a period beginning nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trust. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.

   Sponsor. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen Funds Inc. was $132,381,000 (audited). The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   Performance Information. We may from time to time in advertising and sales materials compare the current returns on the Trust and returns over specified time periods on other similar trusts (which may show performance net of expenses and charges which the Trust would have charged) with returns on other investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trust. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolio is not managed and Unit price and return fluctuate with the value of common stocks in the portfolio, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
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   General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

   For purposes of the following discussion and opinions, it is assumed that each Security is equity for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by the Trust.

   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are considered to be automatically reinvested (see "Rights of Unitholders--Reinvestment Option").

   3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder from the Trust as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to the calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of the dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.

   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

   To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for tax-payers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit. The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution of the Securities in the Trust. A Unitholder may also under certain circumstances request an in kind distribution of the Securities in the Trust upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units". The Unitholder requesting an in kind distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such in kind distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units". As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

   The potential tax consequences that may occur under an in kind distribution with respect to each Security owned by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.

   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.

   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.

   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

   Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

   In the opinion of special counsel for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
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   Compensation of Sponsor, Supervisor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, the Evaluator, which is an affiliate of the Sponsor, will receive the annual fee for evaluation services set forth in the "Fee Table". The Supervisor will receive the annual fee described in the "Fee Table" for portfolio supervisory services for the Trust. These fees may exceed the actual costs of providing these services to the Trust but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Trustee's Fee. For its services the Trustee will receive the fee from the Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders)incurred in connection with the operation of the Trust,
(b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Trust portfolio and (i)expenditures incurred in contacting Unitholders upon termination of the Trust.

   General. During the initial offering period, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust at the end of the initial offering period. After the initial offering period, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust on a monthly basis.

   The deferred sales charges, fees and expenses are paid out of the Capital Account. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   Independent Certified Public Accountants. The statement of condition and the related portfolio included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trust. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).

TABLE OF CONTENTS
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   TITLE                                          PAGE
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Financial Institutions
      Growth & Consolidation Trust.............     4
   Notes to Portfolio..........................     7
   The Securities..............................     8
   Report of Independent Certified
      Public Accountants.......................    14
   Statement of Condition .....................    15
   The Trust...................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-2
   Rights of Unitholders.......................   A-6
   Trust Administration........................   A-8
   Taxation....................................  A-10
   Trust Operating Expenses....................  A-13
   Other Matters...............................  A-14
   Additional Information......................  A-14

                                   PROSPECTUS

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                               September __ , 1998

                             Financial Institutions
                          Growth & Consolidation Trust,
                                Year 2001 Series

                              Josephthal & Co. Inc.
                                 200 Park Avenue
                            New York, New York 10166
                                  (212)907-4000
                               www.josephthal.com

              Please retain this prospectus for future reference.

                             Information Supplement
                 Van Kampen Equity Opportunity Trust, Series 113


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     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in the Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.


                                Table of Contents
                                                                                     Page
                           Risk Factors                                                 2
                           Sponsor Information                                          3
                           Trustee Information                                          4
                           Trust Termination                                            4

RISK FACTORS

     Price Volatility. Because the Trust invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.

     Dividends. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     Banks and Thrifts. The Trust is concentrated in securities issued by companies in the banking industry. In view of this, an investment in Units should be made with an understanding of the problems and risks inherent in the banking industry in general. Banking institutions are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Economic conditions in the real estate markets can have a significant effect upon banking institutions because they generally have a substantial percentage of their assets invested in loans secured by real estate. Banking institutions are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Regulatory actions, such as increases in minimum capital requirements applicable to commercial banks to the FDIC, can negatively impact earning and the ability of an institution to pay dividends. Furthermore, neither federal insurance or deposits nor governmental regulation, however, ensures the solvency or profitability of banking institutions, or insures against any risk of investment in the securities issued by such institutions.

     Financial institutions and their holding companies are extensively regulated under federal and state laws. As a result, the business, financial condition and prospects of banks can be materially affected not only by management decisions and general economic conditions, but also by applicable statutes and regulations and other regulatory pronouncements and policies promulgated by regulatory agencies with jurisdiction over the banks, such as the Board of Governors of the Federal Reserve System ("FRB"), the Office of the Comptroller of the Currency ("OCC"), the Office of Thrift Supervision ("OTS"), the Federal Deposit Insurance Corporation ("FDIC") and the state banking regulators. The effect of such statutes, regulations, and other pronouncements and policies can be significant, cannot be predicted with a high degree of certainty and can change over time. Furthermore, such statutes, regulations, and other pronouncements and policies are intended to protect depositors and the FDIC's deposit insurance funds, not to protect stockholders. Bank holding companies as well as their subsidiary banks are subject to enforcement actions by their regulators for regulatory violations. In addition to compliance with statutory and regulatory limitations and requirements concerning financial and operating matters, regulated financial institutions must file periodic and other reports and information with their regulators and are subject to examination by each of their regulators.

     The statutory requirements applicable to and regulatory supervision of banking holding companies and their subsidiary banks have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA"), enacted in August 1989, the Federal Deposit Insurance Corporations Improvement Act of 1991 ("FDICA"), enacted in December 1991, and the regulations promulgated under FIRREA and FDICIA. The impact of regulations promulgated pursuant to FDICIA on the business and financial condition and prospects of banks cannot be predicted with certainty. Banks currently face significant competition from other financial institutions such as mutual funds, securities and brokerage companies, credit unions, mortgage banking corporations and insurance companies, and increased competition may result from broadening national interstate banking powers and liberalization of certain restrictions on the activities of nonbank subsidiaries of banks. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than the issuers of the Securities. There can be no assurance that such issuers will be able to compete effectively in their markets, and the results of operations could be adversely affected if circumstances affecting the nature or level of competition change.

     Federal legislation has become effective in recent years which serves to lessen or remove certain legal barriers to interstate banking and branching by financial institutions. The legislation may result in an increase in the nationwide consolidation activity occurring among financial institutions by facilitating interstate bank operations and acquisitions. The legislation does, however, allow states to "opt out" of interstate branching and certain states have opted out of the legislation. The effects of changes in interstate banking cannot be predicted, however, it is likely that there will be increased competition within the regional banking industry which could have an adverse impact on certain issuers. In addition, the Federal Reserve Board has approved applications by bank holding companies to engage, through nonbank subsidiaries, in certain securities-related activities, provided that the subsidiaries would not be "principally engaged" in such activities for purposes of Section 20 of the Glass-Steagall Act. In certain situations, holding companies may be able to use such subsidiaries to underwrite and deal in corporate debt and equity securities. The Federal Reserve Board has recently liberalized the standards used in determining whether a subsidiary is principally engaged in such activities. From time to time bills have been introduced in Congress that would remove many of the Glass-Steagall Act restraints. This and any future liberalization of Glass-Steagall could result in increased competition which could be have an adverse impact on certain issuers. The Sponsor makes no prediction as to what, if any, additional bank regulatory reform might be adopted or what ultimately effect such reform might have on the Trust's portfolio.

     Liquidity. Whether or not the stocks in the Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     Additional Units. The Sponsor may create additional Units of the Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.

     Voting. Only the Trustee may sell or vote the stocks in the Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in the Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

     Year 2000. The Trust could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trust are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trust. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trust.

SPONSOR INFORMATION

     Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.

     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen Funds Inc. was $132,381,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     As of September 30, 1997, the Sponsor and its Van Kampen affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen Funds Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION

     The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities may begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning the minimum number of Units described in the Prospectus to request an in kind distribution of the Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

                                       S-1
                       CONTENTS OF REGISTRATION STATEMENT

    This Amendment No. 1 to the Registration Statement comprises the following papers and documents:

            The facing sheet
            The Cross-Reference Sheet
            The Prospectus
            The signatures
            The consents of independent public accountants
              and legal counsel

The following exhibits:

1.1  Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1  Consent of Interactive Data Corporation (to be supplied by amendment).

4.2  Consent of Grant Thornton LLP (to be supplied by amendment).

EX-27       Financial Data Schedule (to be supplied by amendment).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Equity Opportunity Trust, Series 113 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 26th day of August, 1998.

                                 VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 113 (Registrant)

                                 By VAN KAMPEN FUNDS INC.
                                 (Depositor)

                                 GINA M. COSTELLO
                                 Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on August 26, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

SIGNATURE               TITLE

Don G. Powell           Chairman and Chief Executive     )
                           Officer                       )


John H. Zimmerman       President and Chief Operating    )
                           Officer                       )

Ronald A. Nyberg        Executive Vice President and     )
                           General Counsel               )

William R. Rybak        Executive Vice President and     )
                           Chief Financial Officer       )

                        GINA M. COSTELLO
                        (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.